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[LOGO - CAMPBELL RESOURCES] CAMPBELL RESOURCES INC.

                                  PRESS RELEASE
                              For immediate release

                CAMPBELL RESOURCES INC. CLOSES PRIVATE PLACEMENTS

MONTREAL, SEPTEMBER 22, 2003 - CAMPBELL RESOURCES INC. (TSX-CCH, OTCBB-CBLRF) announced today that it has closed the private placement, announced on September 3, 2003, led by Griffiths McBurney & Partners and including Dundee Securities Corporation and Haywood Securities Inc., of 9,100,000 common shares at $0.55 per common share, for gross proceeds of $5,005,000.

On September 5, 2003, the Corporation also closed the previously announced private placement of 4,400,000 common shares to Sprott Asset Management Inc. for gross proceeds of $1,980,000.

The proceeds of these private placements will go towards the development and further exploration of the Corporation's mineral properties.

These securities have not been registered under the U.S. Securities Act of 1933, as amended. These securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

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FOR MORE INFORMATION:

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CAMPBELL RESOURCES INC.                                          Renmark Financial Communications Inc.
Andre Fortier, President and Chief Executive Officer             Henri Perron, hperron@renmarkfinancial.com
Tel.: 514-875-9037                                               John Boidman, jboidman@renmarkfinancial.com
Fax: 514-875-9764                                                Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
afortier@campbellresources.com                                   Tel.: 514-939-3989
                                                                 Fax: 514-939-3717
                                                                 www.renmarkfinancial.com
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Forward-Looking Statements

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.